UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. )

1.	Name of the Registrant: Aurinia Pharmaceuticals Inc.
2.	Name of Person Relying on Exemption: MKT Capital Ltd.
3.	Address of Person Relying on Exemption: c/o Ogier Fiduciary Service (Cayman) Limited 89 Nexus Way, Camana Bay Grand Cayman, Cayman Islands KY1-9007
4.	Written Materials. The following written material is attached: Press Release, dated May 5, 2023

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Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. MKT Capital Ltd. is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by MKT Capital Ltd. and its affiliates.

PLEASE NOTE: MKT Capital Ltd. is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

MKT Capital Issues Statement Regarding Aurinia’s Disappointing First Quarter 2023 Financial Results

Calls on Shareholders to Withhold Support for Chairman Dr. George Milne, CEO Peter Greenleaf and Compensation Committee Chair Joseph Hagan to Instill Accountability and Position the Company to Deliver Meaningful Shareholder Value

CAYMAN ISLANDS--(BUSINESS WIRE)-- MKT Capital Ltd. (together with its affiliates, “MKT Capital” or “we”), a significant shareholder of Aurinia Pharmaceuticals, Inc. (NASDAQ: AUPH) (“Aurinia” or the “Company”) with beneficial ownership of approximately 4.2% of Aurinia’s outstanding shares, today issued a statement regarding the Company’s recently issued financial results for the quarter ended March 31, 2023.

As a reminder, MKT Capital is recommending shareholders WITHHOLD support for Chairman Dr. George Milne, CEO Peter Greenleaf and Compensation Committee Chair Joseph Hagan at the upcoming Annual Meeting of Shareholders (the “Annual Meeting”) scheduled to be held on May 17, 2023. MKT Capital also urges shareholders to follow the recommendation of leading independent proxy advisory firm Institutional Shareholder Services Inc. and vote AGAINST the ratification of the Company’s named executive officers’ compensation.

Antoine Khalife, founder of MKT Capital, commented:

“We believe yesterday’s first quarter results, in which management increased guidance and spending significantly, indicate that the Company is not being managed effectively and further validate the case for boardroom change at Aurinia. It seems that CEO Peter Greenleaf is attempting to convince shareholders that brighter days are ahead by increasing guidance by $15 million for the net product sales of LUPKYNIS. With the Company’s stock price falling 4% yesterday, investors clearly did not buy these hollow projections, which is not surprising to us given the Company’s history of reducing guidance towards the end of the year. The fact of the matter is that since the launch of the drug over three years ago, less than 1% of the total U.S. market is currently under medication. The Company's excessive cash burn rate and lack of significant pipeline development also suggests that it will exhaust its financial resources due to poor sales and current cash reserves.

Despite CEO Greenleaf’s claims of a ‘strong start,’ management had to spend $64 million over the past quarter to generate sales at a loss of $34 million and gain a mere 200 patients. This leadership team has proven year-after-year an inability to broaden distribution or grow sales of the highly valuable LUPKYNIS drug and has repeatedly prioritized rich executive compensation packages in the face of value destruction. That is why we believe shareholders should WITHHOLD support for Chairman Dr. George Milne, CEO Peter Greenleaf and Compensation Committee Chair Joseph Hagan at the upcoming Annual Meeting. This can help send a clear message to the Board of Directors that the status quo is unacceptable and shareholders demand accountability. We believe that holding these directors accountable is a necessary first step towards delivering meaningful value for shareholders.”

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About MKT Capital Ltd.

Founded in 2012 by Antoine Khalife, MKT Capital Ltd. is an investment management firm which aims to deliver optimal risk-adjusted returns for its investors. For more information, contact Info@mkttacticalfund.com.

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. MKT CAPITAL LTD. IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. MKT CAPITAL LTD. IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

Contacts

Longacre Square Partners

Charlotte Kiaie / Olivia McCann, 646-386-0091

ckiaie@longacresquare.com / omccann@longacresquare.com